Exhibit 99.1

Enerplus Posts Bakken Update Presentation for Webcast and Conference Call Today

CALGARY, AB, April 12, 2022 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) posted a presentation to its website associated with its Bakken Update conference call and webcast, planned for today at 9:00 – 10:30 AM MT.

To participate in the live webcast, please go to www.enerplus.com and click on "Analyst & Investor Update on the Bakken" or use the following link: Analyst & Investor Update on the Bakken.

For those who wish to dial-in via conference call, the details are as follows:
Dial-in North America (toll free): 1-888-390-0546
Conference ID: 10646250

To ensure timely participation in the webcast, please log in 15 minutes prior to the start time to register for the event.

About Enerplus

Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations.

SOURCE Enerplus Corporation

View original content: http://www.newswire.ca/en/releases/archive/April2022/12/c1520.html

%CIK: 0001126874

For further information: Investor Contacts: Drew Mair, 403-298-1707, Krista Norlin, 403-298-4304

CO: Enerplus Corporation

CNW 06:00e 12-APR-22